Exhibit 99.1

 PRESS RELEASE

BROOKFIELD INFRASTRUCTURE REMINDS UNITHOLDERS OF
RECORD AND EFFECTIVE DATES FOR UNIT SPLIT

Brookfield, News, August 15, 2016 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today reminded unitholders of the record and effective dates of the previously announced three-for-two unit split of Brookfield Infrastructure's outstanding units. The split will be implemented by way of a subdivision whereby unitholders will receive an additional one-half of a unit for each unit held (i.e. one additional unit for every two units held). On September 14, 2016, the additional units required to give effect to the unit split will be issued to unitholders of record at the close of business on September 6, 2016. Any fractional units to be issued to registered unitholders as a result of the unit split will be rounded up to the nearest whole unit. Brookfield Infrastructure's preferred units will not be affected by the unit split.

Brookfield Infrastructure's units will begin trading with "due bills" on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") at the opening of business on September 1, 2016, until September 14, 2016, inclusively. During such period, anyone who purchases units on the TSX and NYSE will also receive the entitlement to be issued additional units pursuant to the unit split. The units will commence trading on an "ex-dividend" (post-split) basis on the TSX and NYSE at the opening of business on September 15, 2016, as of which date purchases of units will no longer have an attaching entitlement to additional units issued pursuant to the unit split.

Brookfield Infrastructure will use the direct registration system ("DRS") to electronically register the additional units issued pursuant to the unit split, rather than issuing paper certificates to registered unitholders. Registered unitholders should retain any current Brookfield Infrastructure unit certificates, which will remain valid and will continue to represent the number of units indicated on those certificates. A DRS advice statement, indicating the additional units to which registered unitholders are entitled as a result of the unit split, will be mailed to unitholders entitled to the unit split following September 14, 2016. The combination of any old Brookfield Infrastructure unit certificates and the new DRS advice statement sent will represent each registered unitholder's total post-unit split unitholdings. For beneficial unitholders who hold their units in an account with a broker or other intermediary, their account will be automatically updated to reflect the unit split.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Suzanne Fleming Senior Vice President, Branding & Communications Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. The words, "will", "expected", "intends", "would" or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the timing of the unit split. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.